Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-188812

Final Term Sheet

AMERICAN TOWER CORPORATION

August 4, 2014

Issuer:	American Tower Corporation (“AMT”)

Coupon:	3.450%

Principal Amount:	$650,000,000

Maturity:	September 15, 2021

Price to Public:	99.416%

Yield to Maturity:	3.543%

Spread to Benchmark Treasury:	T + 140 basis points

Benchmark Treasury:	2.250% UST due July 31, 2021

Benchmark Treasury Spot and Yield:	100-22; 2.143%

Ratings(1) (Moody’s / S&P / Fitch):	Baa3/ BBB-/ BBB (negative/ stable /stable)

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2015

Make-whole call:	At any time at greater of Par and Make-Whole at discount rate of Treasury plus 25 basis points

Trade Date:	August 4, 2014

Settlement Date:	August 7, 2014 (T+3)

CUSIP/ISIN:	03027X AE0 / US03027XAE04

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under the 2013 Credit Facility. Subject to the terms of our credit facilities, amounts outstanding thereunder that are repaid may be re-borrowed at a later date.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $641.1 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of all of the net proceeds to repay existing indebtedness incurred under the 2013 Credit Facility.

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-188812

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc. Morgan Stanley & Co. LLC

Senior Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

EA Markets Securities LLC

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

RBC Capital Markets, LLC

RBS Securities Inc.

Santander Investment Securities Inc.

TD Securities (USA) LLC

Co-Managers:	BBVA Securities Inc. Credit Suisse Securities (USA) LLC SMBC Securities, Inc. SunTrust Robinson Humphrey, Inc.

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Term Sheet supplements the Preliminary Prospectus Supplement dated August 4, 2014 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, or e-mailing dg.prospectus_requests@baml.com, Mizuho Securities USA Inc. toll-free at 1-866-271-7403 and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.